700 Sixth Street, NW, Suite 700 Washington, DC 20004-24153980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

April 30, 2015

VIA EDGAR

James O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Hercules Technology Growth Capital, Inc.

Preliminary Proxy Statement for 2015 Annual Meeting of Stockholders

Dear Mr. O’Connor:

On behalf of Hercules Technology Growth Capital, Inc. (the “Company”), we are submitting this letter at the request of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in response to comments received on April 23, 2015 regarding the Company’s Preliminary Proxy Statement for the Company’s 2015 Annual Meeting of Stockholders, as filed on April 13, 2015. The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Comment: Page 3—Revise proposal 3 to reflect that abstentions will have the same effect as votes against the proposal and broker non-votes will not be counted as shares entitled to vote and will have no effect on the result of the vote. With respect to proposal 4, please revise the disclosure to clarify the 1940 Act definition of “a majority of the outstanding shares.”

Response: The Company has revised the disclosure accordingly.

2.	Comment: Page 7—Please confirm that there were no legal proceedings in the past 10 years against any of the directors, nominees, or officers and none that are pending. See Item 401(f)(7) and (8) of Regulation S-K, which is applied through item 22(b)(12) of Schedule 14A.

U.S. Securities and Exchange Commission

April 30, 2015

Response: The Company confirms there have been no legal proceedings in the past 10 years that should be disclosed pursuant to Item 401(f)(7) and (8) of Regulation S-K.

3.	Comment: Page 56—Provide another column showing the effect of issuing 20% of outstanding shares at 20% discount.

Response: The Company has revised the disclosure accordingly.

*                     *                     *

In connection with the submission of the Proxy Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact Cynthia Krus at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus